April 16, 2025

Jodie Morrison
Chief Executive Officer
Q32 Bio Inc.
830 Winter Street
Waltham, MA 02451

       Re: Q32 Bio Inc.
           Registration Statement on Form S-3
           Filed April 11, 2025
           File No. 333-286491
Dear Jodie Morrison:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Sarah Ashfaq, Esq.